Exhibit 99.2

Uppsala July 5, 2019

PRESS RELEASE

Oasmia and Arwidsro have solved outstanding balances and Arwidsro increases its investment in Oasmia

Today an agreement has been made between Oasmia and its largest shareholder Arwidsro. The agreement is made to solve earlier unclear balances and to support the planned commercialization of Oasmia with more capital.

Jörgen Olsson, independent Chairman of Oasmia has on behalf of the company held discussions to solve the disputes that have been ongoing, for the best of Oasmia.

The agreement means that:

The Board of Directors of Oasmia has agreed with Arwidsro on the early fulfillment of Arwidsro's financing obligation of SEK 75 million, which Arwidsro issued in January 2018 to resolve the balance sheet issues that the so-called owner dispute caused in Oasmia. The agreement means that Oasmia's liabilities are substantially reduced, equity increases and the company also receives liquidity.

The agreement is carried out in several steps but in brief it means:

1)	Oasmia calls for payment of the above mentioned financing obligation of the SEK 75 million.
2)	Arwidsro utilizes a total of 24.2 million warrants, which gives Oasmia SEK 75 million in Equity. These warrants have been allotted to and registered for Arwidsro in January 2018, with an exercise price of SEK 3.10 per new share.
3)	Oasmia acquires for cash SEK 40.2 million Arwidsro’s claims to MGC of a minimum of 60.2 MSEK. The difference, SEK 20 million, will be added to Oasmia as a positive earnings item. Since Oasmia currently has a debt to the MGC about 80 million, it can now be settled to approximately SEK 20 million after this transaction.

Overall, these transactions will result in Oasmia's liabilities decreasing by SEK 60 million, Equity will increase by SEK 95 million whereof a earningseffect assessed to SEK 20 million. The immediate liquidity effect will be positive by SEK 35 million.

In accordance with the above, the amount of shares will increase with 24,193,548 new shares. The total amount of shares will thereafter be 249,094,194 shares.

Per Arwidsson, Chairman and owner of Arwidsro:

- It has been a long journey that at times has been exhausting. However, I see that the austerity that Oasmia was forced through has led to something very positive in the form of a new board that has begun to staff the company in a reliable manner in order to be able to safeguard the company's potential. This has made us even more positive and we intend to support Oasmia as long as the Board continues to deliver.

Jörgen Olsson, Chairman Oasmia:

-It feels good to straighten out some historical question marks and close further parts of our review by fulfilling past agreements. In addition, getting SEK 20 million to reduce our debt burden is very positive. The most important thing now is to get progress, capital and stability to continue the path towards a commercially successful pharmaceutical company.

More facts on these issues are to find in the year-end report:

https://www.oasmia.com/en/financial-reports/

For more information:

Investor Relations Oasmia

E-mail: IR@oasmia.com

This information is inside information that Oasmia Pharmaceutical AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 13:00 CEST on July 5, 2019.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).